NO ACT

12-7-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13000124

DIVISION OF
CORPORATION FINANCE

January 9, 2013

Matthew Lepore
Pfizer Inc.
matthew.lepore@pfizer.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/9/13

Re: Pfizer Inc.
Incoming letter dated December 7, 2012

Dear Mr. Lepore:

This is in response to your letters dated December 7, 2012 and December 27, 2012 concerning the shareholder proposal submitted to Pfizer by the AFSCME Employees Pension Plan; Zevin Asset Management, LLC, on behalf of the John Maher Trust; the Benedictine Sisters Trust; the Congregation of Divine Providence, Inc.; Pax World Mutual Funds; and The Domestic and Foreign Missionary Society of the Protestant Episcopal Church. We also have received a letter from the proponents dated December 21, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Charles Jurgonis
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, N.W.
Washington, DC 20036-5687

January 9, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 7, 2012

The proposal requests that the board authorize the preparation of a report on lobbying contributions and expenditures that contains information specified in the proposal.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(12)(ii). In this regard, we note that proposals dealing with substantially the same subject matter were included in Pfizer's proxy materials for meetings held in 2011 and 2012 and that the 2012 proposal received 4.11 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,

Katherine Wray
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Pfizer Inc.
235 East 42nd Street, MS 235/19/02, New York, NY 10017
Tel 212 733 7513 Fax 212 338 1928
matthew.lepore@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 27, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2013 Annual Meeting
Supplement to Letter dated December 7, 2012 Relating to Shareholder Proposal of the American Federation of State, County and Municipal Employees Employees Pension Plan, and of the John Maher Trust, the Benedictine Sisters Trust, the Congregation of Divine Providence, Inc., Pax World Mutual Funds and The Domestic and Foreign Missionary Society of the Protestant Episcopal Church, as co-filers

Ladies and Gentlemen:

We refer to our letter dated December 7, 2012 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the American Federation of State, County and Municipal Employees Employees Pension Plan ("AFSCME"), and by co-filers the John Maher Trust (the "Maher Trust"), with Zevin Asset Management, LLC ("Zevin") authorized to act on behalf of the Maher Trust (the Maher Trust and Zevin are referred to collectively as "Zevin/Maher"), the Benedictine Sisters Trust (the "Benedictine Sisters"), the Congregation of Divine Providence, Inc. ("CDP"), Pax World Mutual Funds ("Pax World") and The Domestic and Foreign Missionary Society of the Protestant Episcopal Church (the "Episcopal Church"), may properly be omitted from the proxy materials to be distributed by Pfizer Inc., a Delaware corporation ("Pfizer"), in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials"). AFSCME, Zevin/Maher, the Benedictine Sisters, CDP, Pax World and the Episcopal Church are sometimes referred to collectively as the "Proponents."

This letter is in response to the letter to the Staff, dated December 21, 2012, submitted by AFSCME on behalf of the Proponents (the "Proponents' Letter"), and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponents.

I. The Proposal Deals with Substantially the Same Subject Matter as Two Previously Submitted Proposals

The Proponents' Letter claims that the Proposal, which requests disclosure of lobbying policies, procedures and expenditures, does not deal with substantially the same subject matter as two previous proposals submitted to Pfizer shareholders (the "Previous Proposals"). The Proponents' Letter characterizes the Previous Proposals as principally requesting disclosure of political contributions and expenditures. Pfizer disagrees with this narrow characterization of the Previous Proposals as, by their terms, they sought disclosure of contributions and expenditures including those relating to referendums and citizens' initiatives and attempts to influence legislation. Accordingly, Pfizer believes that the Proposal and the Previous Proposals all relate to Pfizer's corporate expenditures with respect to political activities, including lobbying activities.

Even if the Proponents' more narrow characterization of the Previous Proposals was accurate, however, the Proponents' Letter cites no Commission or Staff precedent in support of their position that the Previous Proposals and the Proposal do not deal with substantially the same subject matter. Rather, the Proponents largely argue that because lobbying expenditures and political contribution expenditures are discussed in separate contexts by proxy advisory firms and other interested parties, proposals addressing these two types of political expenditures are incapable of addressing substantially the same subject matter. The Proponents' Letter also attempts to draw a distinction between the two by pointing to the different legislative and regulatory provisions relating to lobbying activities and campaign contributions. However, the existence of different laws governing these activities or the views of third parties are not dispositive in determining whether Rule 14a-8(i)(12) applies to the Proposal; instead, the relevant inquiry is whether the Proposal and the Previous Proposals share the same substantive concern. As discussed in the No-Action Request, the Proposal and the Previous Proposals both address the same substantive concern of corporate expenditures with respect to political activities. Specifically, the Proposal and the Previous Proposals both seek reports on how Pfizer expends corporate funds to directly or indirectly influence the political process – either through political contributions to specific candidates or in respect of specific legislative initiatives or lobbying expenditures that influence legislators or legislation.

As noted in the No-Action Request, the Staff has taken the position that proposals relating to political contributions and proposals relating to lobbying expenditures may be excluded under Rule 14a-8(i)(11) as substantially duplicative because such proposals share the same principal thrust or focus, despite the proponent's assertions to the contrary. For example, in *JPMorgan Chase & Co.* (Feb. 24, 2012) and *WellPoint, Inc.* (Feb. 24, 2012), the Staff concurred with each company's view that a proposal on lobbying disclosure was substantially duplicative of a previously submitted proposal requiring disclosure of political contributions, despite the proponents' arguments that the two were not substantially duplicative based on the fact that lobbying activities and political campaign related activities are subject to different laws and regulations and that institutional investor proxy voting guidelines have separate recommendations for lobbying proposals and political contributions proposals. *See also Pfizer Inc.* (Feb. 17, 2012) (permitting exclusion of lobbying proposal because it was substantially duplicative of previously submitted political contributions proposal); *CVS Caremark Corp.* (Feb. 1, 2012) (same); *Occidental Petroleum Corp.* (Feb. 25, 2011) (same); *Citigroup Inc.* (Jan. 28, 2011) (same). The Proponents' Letter raises arguments that are substantially the same as those raised by the proponents in the foregoing letters, which arguments previously have been considered and rejected by the Staff. Accordingly, having considered these arguments and determined that proposals relating to lobbying expenditures and political contribution expenditures share the same principal thrust or focus, *e.g.*, corporate expenditures with respect to political activity, for purposes of Rule 14a-8(i)(11), it follows that such proposals also address substantially the same subject matter and are likewise excludable under Rule 14a-8(i)(12).

Finally, the Proponents' Letter also attempts to argue that the Proposal and the Previous Proposals do not address substantially the same subject matter because of the "nature of the company actions" sought. However, as stated in Exchange Act Release No. 34-20091 (Aug. 16, 1983), the determination under Rule 14a-8(i)(12) is "based upon a consideration of the substantive concerns raised by a proposal *rather than the specific language or actions proposed* to deal with those concerns" (emphasis added). Accordingly, the fact that the Proposal requests an annual report and website disclosure, whereas the Previous Proposals sought newspaper publication shortly after the annual meeting, has no relevance as to whether the proposals share the same substantive concern.

Accordingly, Pfizer believes that the Proposal deals with substantially the same subject matter as the Previous Proposals, which did not receive the requisite shareholder support to permit resubmission, and is therefore excludable under Rule 14a-8(i)(12)(ii).

II. Conclusion

For the reasons stated in the No-Action Request, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2013 proxy materials. Should the Staff disagree with the conclusions set forth in the No-Action Letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-7513 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Enclosures
cc: Charles Jurgonis, Plan Secretary
AFSCME Employees Pension Plan

John Keenan
AFSCME Employees Pension Plan

Sonia Kowal
Zevin Asset Management

Sr. Patricia Regan
Congregation of Divine Providence

Joseph F. Keefe
Pax World Mutual Funds

Sr. Susan Mika
Benedictine Sisters Trust

Harry Van Buren
The Domestic and Foreign Missionary Society of the Protestant Episcopal Church


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

December 21, 2012

VIA EMAIL (shareholderproposals@sec.gov)
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by Pfizer Inc. for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan and co-filers Zevin Asset Management, Congregation of Divine Providence, Pax World Mutual Funds, Benedictine Sisters Trust and the Domestic and Foreign Missionary Society of the Protestant Episcopal Church (together, the "Proponents"), submitted to Pfizer Inc. ("Pfizer") a shareholder proposal (the "Proponent Proposal") asking Pfizer to provide an annual report disclosing its policies and procedures related to lobbying together with certain information regarding payments used for lobbying.

In a letter dated December 7, 2012, Pfizer stated that it intends to omit the Proponent Proposal from its proxy materials being prepared for the 2013 annual meeting of shareholders. Pfizer claims that it may exclude the Proponent Proposal pursuant to Rule 14a-8(i)(12), because a proposal dealing with "substantially the same subject matter" as the Proponent Proposal was voted on by shareholders in each of the prior two years and did not receive the requisite level of support for resubmission.

As discussed more fully below, Pfizer has not met its burden of establishing its entitlement to exclude the Proponent Proposal. Accordingly, the Proponents respectfully ask the Staff to decline to grant the relief requested by Pfizer.

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

The Proposals

The Proponent Proposal urges Pfizer to report annually on:

"1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Pfizer used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Pfizer's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a 'grassroots lobbying communication' is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. Indirect lobbying is lobbying engaged in by a trade association or other organization of which Pfizer is a member."

Pfizer claims that a prior proposal submitted by Evelyn Davis (the "Davis Proposal") dealt with substantially the same subject matter as the Proponent Proposal. The Davis Proposal asked:

> that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made.

The Proponent Proposal Does Not Deal With Substantially the Same Subject Matter as the Davis Proposal Because the Proponent Proposal Deals Solely With Lobbying While the Primary Focus of the Davis Proposal Was Campaign-Related Political Spending

The Proponents do not dispute that the Davis Proposal failed to obtain the necessary support to be resubmitted. But the Proponent Proposal deals with a different subject matter than the Davis Proposal and further differs from the Davis Proposal in several key respects, precluding a conclusion that the two deal with substantially the same subject matter.

Fundamentally, the Proponent Proposal and the Davis Proposal do not deal with substantially the same subject matter because the Davis Proposal focused primarily on campaign-related political spending, while the Proponent Proposal deals only with lobbying, which is a subject distinct from campaign-related political spending. Of the four types of expenditures listed in the Davis Proposal—"political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation"—the first three solely involve elections or campaigns to influence public votes on issues. Moreover, the Davis Proposal's emphasis on political campaign finance was echoed in its supporting statement, which focused on "how many corporate dollars are being spent for political purposes," "political causes the management seeks to promote" and "political contributions ... made with dollars that belong to the shareholders as a group." A shareholder voting on the Davis Proposal would logically conclude that the primary concern of the Davis Proposal was the company's expenditures to intervene in elections and similar political campaign efforts.

The Proponent Proposal, by contrast, deals solely with the company's lobbying policies and expenditures for lobbying. Thus, the subject matter overlap between the Davis Proposal and the Proponent Proposal is minimal: at the most, there is limited overlap with regard to the element of the Davis Proposal that refers to attempts to influence legislation, the fourth type of expenditure mentioned in the Davis Proposal.

Lobbying, which is the sole focus of the Proponent Proposal, is an activity fully distinct from campaign-related spending. Campaign-related spending aims to elect particular people or members of a certain party to office, or to influence the outcome of specific substantive ballot items on which individual voters will make a decision. Lobbying, in contrast, does not seek to affect the outcome of elections or referenda; it rather takes as a given the identity and party affiliation of elected officials and seeks to shape legislation or regulation through direct contact with elected or other governmental officials. Merriam Webster Dictionary says "lobby" means "to conduct activities aimed at influencing public officials and especially members of a legislative body on legislation;" "to promote (as a project) or secure the passage of (as legislation) by influencing public officials" and "to attempt to influence or sway (as a public official) toward a desired action." (http://www.merriam-webster.com/dictionary/lobby)

The difference between campaign-related spending and lobbying is well established and is clearly reflected in the distinctly different legislative and regulatory treatment that governs these activities. At the federal level, lobbying is governed by the

Lobbying Disclosure Act of 1995 ("LDA"), which requires registration of and reporting by lobbyists. (See lobbyingdisclosure.house.gov/ldaguidance.pdf). Some states also regulate lobbying. Neither the LDA nor any state statute defines lobbying to include efforts to influence the outcome of a political campaign. (See 2 U.S.C. sections 1602(7) and (8); http://www.ncsl.org/?tabid=15344 (summarizing state statutory definitions of lobbying))

Campaign-related spending, on the other hand, is regulated through campaign finance law. At the federal level, campaign finance laws are administered by the Federal Election Commission. (See http://www.fec.gov/law/feca/feca.shtml (link to list of federal campaign finance laws); The Conference Board; Handbook on Corporate Political Activity 7-10 (2010) (available at http://www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/id/4084)) Campaign finance laws set limits on the amount of donations and prohibit certain contributions altogether. (See 2 U.S.C. section 441)

Investors also recognize that corporate lobbying and campaign-related spending present separate issues. The Council of Institutional Investors, a trade association for pension funds with over $3 trillion in assets under management, has a policy on "political giving" that focuses solely on the risks created by campaign-related spending. (See http://www.cii.org/PoliticalGiving)

Similarly, the International Corporate Governance Network, a global organization whose members have $18 trillion in assets under management (see http://www.icgn.org), has published a Statement and Guidance on Political Lobbying and Donations. (ICGN Statement and Guidance on Political Lobbying and Donations (June 2011) (available at http://www.icgn.org/files/icgn_main/pdfs/agm_reports/2011/item_9.1_political_lobbying_&_donations.pdf)) The ICGN Statement includes separate definitions of "Corporate political lobbying" and "Corporate political donations" reflecting an understanding of the difference between those activities consistent with the coverage of the Lobbying Disclosure Proposal and the Political Disclosure Proposal. (See id. at 5-6) The Statement describes the two types of activities as implicating different corporate governance concerns. (Id. at 9)

Leading proxy advisor Institutional Shareholder Services has separate guidelines for proposals dealing with disclosure of campaign-related spending and lobbying. With respect to these different activities, ISS's guidelines provide separate recommendations, as follows:

- "Generally vote FOR proposals requesting greater disclosure of a company's political contributions and trade association spending policies and activities."

- "Vote CASE-BY-CASE on proposals requesting information on a company's lobbying (including direct, indirect, and grassroots lobbying) activities, policies, or procedures," considering certain factors.

ISS, "2013 U.S. Proxy Voting Summary Guidelines," at 64 (Dec. 19, 2012) (available at http://www.issgovernance.com/files/2013ISSUSSummaryGuidelines.pdf) ("2013 ISS Guidelines")

In the same vein, in its 2012-2013 policy survey, ISS reported separately on investor and issuer views regarding lobbying disclosure, apart from campaign-related spending disclosure, reinforcing that it is a distinct governance issue from campaign-related spending. (See
http://www.issgovernance.com/files/private/ISSPolicySurveyResults2012.pdf)

Significantly, ISS also has a specific, separate guideline for proposals that focus on political contributions and seek the company actions requested in the Davis Proposal, supporting the conclusion that the Proponent Proposal and the Davis Proposal do not deal with substantially the same subject matter. ISS recommends that its clients:

- "Vote AGAINST proposals to publish in newspapers and other media the company's political contributions. Such publications could present significant cost to the company without providing commensurate value to shareholders."

ISS 2013 Guidelines, supra, at 63. The fact that ISS considers proposals like the Davis Proposal as dealing with a "company's political contributions" and views such proposals less favorably than lobbying disclosure proposals like the Proponent Proposal is further evidence that the Davis Proposal and the Proponent Proposal should not be viewed as dealing with substantially the same subject matter.

In addition to the fact that the two proposals primarily relate to distinctly different subject matters, the Davis Proposal differs substantially from the Proponent Proposal in the nature of the company actions that it sought.

First, the Davis Proposal asked that Pfizer disclose all of its political expenditures within five business days after approval of the Davis Proposal by shareholders. This exceedingly short timeframe was highly unrealistic for a sizeable company like Pfizer, which would presumably need to collect and verify data from different parts of the organization before responsible disclosure could occur. The five-day timeframe, standing alone, could have caused otherwise supportive shareholders to vote against the Davis Proposal. The Proponent Proposal does not impose an impossibly short timeframe, instead simply requesting annual disclosure of lobbying policies and expenditures.

Second, the Davis Proposal requested that the company make the initial disclosures through publication in numerous newspapers, while the Proponent Proposal seeks web site disclosure. Publication in newspapers is costly and, moreover, investors would not expect to find disclosure related to their investments in general circulation newspapers. Thus, an investor might oppose the Davis Proposal purely on the ground that the location and cost of the proposed disclosure was inappropriate. (See above for proxy advisor ISS's view as to this effect.)

For the reasons set forth above, the Proponents urge that Pfizer has not met its burden of establishing that it is entitled to exclude the Proponent Proposal in reliance on 14a-8(i)(12). Accordingly, the Proponents respectfully ask that Pfizer's request for no-action relief be denied. The Proponents appreciate the opportunity to be of assistance in this matter.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel—Corporate Governance
Pfizer Inc.

Sonia Kowal
Zevin Asset Management

Sr. Patricia Regan
Congregation of Divine Providence

Laura Huober
Pax World Mutual Funds

Sr. Susan Mika
Benedictine Sisters Trust

Harry Van Buren
The Domestic and Foreign Missionary Society of the Protestant Episcopal Church



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Pfizer Inc.
235 East 42nd Street, MS 235/19/02, New York, NY 10017
Tel 212 733 7513 Fax 212 338 1928
matthew.lepore@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 7, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2013 Annual Meeting
Omission of Shareholder Proposal of the American Federation of State, County and Municipal Employees Employees Pension Plan, and of the John Maher Trust, the Benedictine Sisters Trust, the Congregation of Divine Providence, Inc., Pax World Mutual Funds and The Domestic and Foreign Missionary Society of the Protestant Episcopal Church, as co-filers

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the American Federation of State, County and Municipal Employees Employees Pension Plan ("AFSCME"), and by co-filers the John Maher Trust (the "Maher Trust"), with Zevin Asset Management, LLC ("Zevin") authorized to act on behalf of the Maher Trust (the Maher Trust and Zevin are referred to collectively as "Zevin/Maher"), the Benedictine Sisters Trust (the "Benedictine Sisters"), the Congregation of Divine Providence, Inc. ("CDP"), Pax World Mutual Funds ("Pax World") and The Domestic and Foreign Missionary Society of the Protestant Episcopal Church (the "Episcopal Church"), from the proxy materials to be distributed by Pfizer in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials"). AFSCME, Zevin/Maher, the Benedictine Sisters, CDP, Pax World and the Episcopal Church are sometimes referred to collectively as the "Proponents."

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to each of the Proponents as notice of Pfizer's intent to omit the Proposal from the 2013 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if any of them submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> RESOLVED, the shareholders of Pfizer Inc. ("Pfizer") request that the Board authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
>
> 2. Payments by Pfizer used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
>
> 3. Pfizer's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
>
> 4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.
>
> For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Pfizer is a member.
>
> Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

> The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in Pfizer's view that it may exclude the Proposal from the 2013 proxy materials pursuant to Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as shareholder proposals that were included in Pfizer's 2011 and 2012 proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

III. Background

Pfizer received the Proposal, accompanied by a cover letter from AFSCME, by email on November 1, 2012. Copies of the Proposal, the cover letter and related enclosures are attached hereto as Exhibit A. Pfizer received a letter from Zevin/Maher on November 12, 2012 that it was a co-filer of the Proposal. Copies of this letter and related enclosures are attached hereto as Exhibit B. Pfizer received a letter from CDP on November 13, 2012 that it was a co-filer of the Proposal. Copies of this letter and related enclosures are attached hereto as Exhibit C. Pfizer received a letter from Pax World on November 13, 2012 that it was a co-filer of the Proposal. Copies of this letter and related enclosures, including a letter from State Street Corporation, dated November 2, 2012, regarding Pax World's ownership of Pfizer common stock (the "Pax World Broker Letter"), and the FedEx envelope/tracking data, are attached hereto as Exhibit D. Pfizer received a letter from the Benedictine Sisters on November 14, 2012, that it was a co-filer of the Proposal. Copies of this letter and related enclosures are attached hereto as Exhibit E. Pfizer received a letter from the Episcopal Church on November 15, 2012 that it was a co-filer of the Proposal. Copies of this letter and related enclosures are attached hereto as Exhibit F.

After confirming that Pax World was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on November 13, 2012, Pfizer sent a letter to Pax World via Federal Express (the "Pax World Deficiency Letter") requesting a written statement from the record owner of Pax World's shares verifying that Pax World had beneficially owned the requisite number of shares of Pfizer common stock continuously for at least one year as of November 9, 2012, the date that Pax World submitted its letter indicating that it was a co-filer of the Proposal. The Pax World Deficiency Letter also advised Pax World that such written statement had to be submitted to Pfizer within 14 days of Pax World's receipt of such letter. As suggested by Section G.3 of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the Pax World Deficiency Letter included a copy of Rule 14a-8. A copy of the Pax World Deficiency Letter is attached hereto as Exhibit G. On November 20, 2012, Pfizer received the requisite ownership verification.

After confirming that the Benedictine Sisters was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on November 15, 2012, Pfizer sent a letter to the Benedictine Sisters via Federal Express (the "Benedictine Sisters Deficiency Letter") requesting a written statement from the record owner of the Benedictine Sisters' shares verifying that it had beneficially owned the requisite number of shares of Pfizer common stock continuously for at least one year as of November 13, 2012, the date that the Benedictine Sisters submitted its letter indicating that it was a co-filer of the Proposal. The Benedictine Sisters Deficiency Letter also advised the Benedictine Sisters that such written statement had to be submitted to Pfizer within 14 days of the Benedictine Sisters' receipt of such letter. As suggested by Section G.3 of SLB 14, the Benedictine Sisters Deficiency Letter included a copy of Rule 14a-8. A copy of the Benedictine Sisters Deficiency Letter is attached hereto as Exhibit H. On November 21, 2012, Pfizer received the requisite ownership verification.

After confirming that the Episcopal Church was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on November 16, 2012, Pfizer sent a letter to the Episcopal Church via Federal Express (the "Episcopal Church Deficiency Letter") requesting a written statement from the record owner of the Episcopal Church's shares verifying that it had beneficially owned the requisite number of shares of Pfizer common stock continuously for at least one year as of November 15, 2012, the date that the Episcopal Church submitted its letter indicating that it was a co-filer of the Proposal. The Episcopal Church Deficiency Letter also advised the Episcopal Church that such written statement had to be submitted to Pfizer within 14 days of the Episcopal Church's receipt of such letter. As suggested by Section G.3 of SLB 14, the Episcopal Church Deficiency Letter included a copy of Rule 14a-8. A copy of the Episcopal Church Deficiency Letter is attached hereto as Exhibit I. On November 29, 2012, Pfizer received the requisite ownership verification.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(12)(ii) Because It Deals with Substantially the Same Subject Matter as Shareholder Proposals Included in Pfizer's 2011 and 2012 Proxy Materials and the Most Recently Submitted of Those Proposals Did Not Receive the Support Necessary for Resubmission.

Under Rule 14a-8(i)(12)(ii), a shareholder proposal may be excluded from a company's proxy materials if it deals with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years," and the proposal received "[l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years."

A. Precedent Regarding Exclusion under Rule 14a-8(i)(12).

The Staff has confirmed on numerous occasions that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for, and meaning of, this revision in Exchange Act Release No. 34-20091 (Aug. 16, 1983):

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the *substantive concerns* raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

(Emphasis added.)

When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals, rather than the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals recommended that the company take different actions.

The Staff has consistently permitted the exclusion of proposals where the later-submitted proposal and the prior proposal shared the same substantive concerns even though the proposals varied in the corporate actions requested. *See Medtronic, Inc.* (June 2, 2005) (permitting exclusion of a proposal requesting a listing of all political and charitable contributions because it dealt with substantially the same subject matter as a prior proposal requesting that the company cease making charitable contributions); *Bank of America Corp.* (Feb. 25, 2005) (same); *Dow Jones & Co., Inc.* (Dec. 17, 2004) (permitting exclusion of a proposal requesting that the company publish in its proxy materials information relating to its process for donations to a particular non-profit organization because it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (Mar. 1, 2004) (permitting exclusion of a proposal requesting that the board implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code because it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (Feb. 11, 2004) (permitting exclusion of a proposal requesting that the board review pricing and marketing policies and prepare a report on the company's response to pressure to increase access to prescription drugs because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products); *Eastman Chemical Co.* (Feb. 28, 1997) (permitting exclusion of a proposal requesting a report on legal issues related to the supply of raw materials to tobacco companies because it related to substantially the same subject matter as a proposal that requested that the company divest its filter tow products line, a line that produced materials used to manufacture cigarette filters); *Bristol-Myers Squibb Co.* (Feb. 6, 1996) (permitting exclusion of a proposal requesting the formation of a committee to develop an educational plan to inform women of the potential abortifacient action of the company's products because it dealt with "substantially the same subject matter (i.e. abortion-related matters)" as prior proposals that requested the company refrain from giving charitable contributions to organizations that perform abortions).

B. The Proposal Deals with Substantially the Same Subject Matter as Two Previously Submitted Proposals.

Pfizer has received various shareholder proposals relating to its policies and procedures regarding political spending over the past several years. Pfizer included the following shareholder proposal in its proxy materials for its 2012 annual meeting of shareholders (the "2012 Proposal," attached hereto as Exhibit J):

> RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

In addition to the 2012 Proposal, Pfizer included the exact same shareholder proposal in its proxy materials for its 2011 annual meeting of shareholders (the "2011 Proposal," attached hereto as Exhibit K).

As noted above, under Rule 14a-8(i)(12) a company may exclude a shareholder proposal from its proxy materials if such proposal "deals with substantially the same subject matter" as other proposals that the company "previously included in [its] proxy materials within the preceding 5 calendar years." The substantive concern expressed in the Proposal and in the 2012 Proposal and the 2011 Proposal (together, the "Previous Proposals") is political spending, including direct and indirect political contributions and lobbying activities intended to influence legislation. The Previous Proposals refer to disclosure of Pfizer's direct and indirect political contributions as well as contributions relating to "referendum or citizens' initiative, or attempts to influence legislation." The Proposal refers to disclosure of Pfizer's direct and indirect lobbying payments, including grassroots lobbying communications aimed at influencing or encouraging certain action on "legislation or regulation" at the local, state and federal levels of government. Accordingly, both the Previous Proposals and the Proposal seek reports disclosing Pfizer's corporate expenditures with respect to political activities, including lobbying activities. While the specific language and corporate actions proposed in the Proposal and the Previous Proposals may differ, each address the same substantive concern of political spending, including spending to influence legislation.

In addition, we note that the Staff has taken the view that political contributions proposals and lobbying proposals share the same "principal thrust" or "principal focus" and have permitted the exclusion of such proposals under Rule 14a-8(i)(11). *See, e.g., WellPoint, Inc.* (Feb. 24, 2012) (permitting exclusion of a lobbying contributions and expenditures proposal because it was substantially duplicative of a previously submitted political contributions and expenditures proposal); *JPMorgan Chase & Co.* (Feb. 24, 2012) (same); *CVS Caremark Corp.* (Feb. 1, 2012) (same); *Occidental Petroleum Corp.* (Feb. 25, 2011) (same); *Citigroup Inc.* (Jan. 28, 2011) (same); *see also Pfizer Inc.* (Feb. 17, 2012) (permitting exclusion of a lobbying priorities proposal because it was substantially duplicative of a previously submitted political contributions proposal); *Union Pacific Corp.* (Feb. 1, 2012) (permitting exclusion of a political contributions and expenditures proposal because it was substantially duplicative of a previously submitted lobbying contributions and expenditures proposal). Similar to the view taken in the foregoing Rule 14a-8(i)(11) no-action letters, which each had a lobbying proposal substantially similar to the Proposal, the Proposal and the Previous Proposals, in addition to having the same principal thrust and focus, both address the same substantive concern – political spending – and therefore deal with substantially the same subject matter.

C. The Proposal Included in Pfizer's 2012 Proxy Materials Did Not Receive the Shareholder Support Necessary to Permit Resubmission.

Rule 14a-8(i)(12)(ii) provides that a company may exclude a proposal that deals with substantially the same subject matter as previously submitted proposals if the proposal received "[l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years." SLB 14 explains that only votes for and against a proposal are included in the calculation of the shareholder vote; abstentions and broker non-votes are not included. As disclosed in Pfizer's Current Report on Form 8-K, filed with the Commission on April 27, 2012 and attached hereto as Exhibit L, there were 204,684,969 votes cast in favor of the 2012 Proposal and 4,780,810,687 votes cast against the 2012 Proposal. This amounts to 4.11% of votes cast in favor of the 2012 Proposal. Thus, the last time that Pfizer's shareholders considered a proposal substantially similar to the Proposal, it received less than 6% of the votes cast. Accordingly, the Proposal, dealing with substantially the same subject matter as the Previous Proposals, is excludable under Rule 14a-8(i)(12)(ii) for failing to receive the requisite shareholder support.

V. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2013 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-7513 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Enclosures

cc: Charles Jurgonis, Plan Secretary
AFSCME Employees Pension Plan

John Keenan
AFSCME Employees Pension Plan

Sonia Kowal
Zevin Asset Management

Sr. Patricia Regan
Congregation of Divine Providence

Joseph F. Keefe
Pax World Mutual Funds

Sr. Susan Mika
Benedictine Sisters Trust

Harry Van Buren
The Domestic and Foreign Missionary Society of the Protestant Episcopal Church

Exhibit A



EMPLOYEES PENSION PLAN

November 1, 2012

<u>VIA OVERNIGHT MAIL and FAX (212) 573-1853</u>
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
Attention: Matthew Lepore, Vice President and Corporate Secretary

Dear Mr. Lepore:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2012 proxy statement of Pfizer Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 56,192 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Pfizer Inc. ("Pfizer") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Pfizer used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Pfizer's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Pfizer is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Pfizer sits on the board of the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012). In 2010 and 2011, the Chamber spent $198 million on lobbying. Pfizer does not disclose its trade association payments or the portions used for lobbying on its website. Absent a system of accountability, company assets could be used for objectives contrary to Pfizer's long-term interests.

Pfizer spent approximately $26.3 million in 2010 and 2011 on direct federal lobbying activities (opensecrets.org). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence state legislation. And Pfizer does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, although it is known to sit on the private enterprise board of the American Legislative Exchange Council ("ALEC") and to have made a $25,000 contribution to the 2011 ALEC annual meeting.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 1, 2012

VIA OVERNIGHT MAIL and FAX (212) 573-1853
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
Attention: Matthew Lepore, Vice President and Corporate Secretary

Dear Mr. Lepore:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure



STATE STREET.

Specialized Trust Services

STATE STREET BANK
Crown Colony Office Park
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169

facsimile +1 617 769 6695

www.statestreet.com

November 1, 2012

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for Pfizer (cusip 717081103)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **56,192 shares of Pfizer** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **Pfizer** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Kevin Yakimowsky

Exhibit B

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 12, 2012

Via Mail and Fax (212)573-1853

Matthew Lepore
Vice President & Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

RE: Shareowner Resolution on Lobbying Policies and Practices

Dear Mr. Lepore:

Enclosed please find our letter co-filing the lobbying proposal to be included in the proxy statement of Pfizer (the "Company") for its 2013 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are concerned about lobbying initiatives by the Company that influence legislation and regulation and thus are co-filing a proposal to see information about your lobbying policies and practices and to encourage best practices disclosure in this public policy arena. We believe it is in the best interests of shareholders for companies to be transparent with respect to lobbying expenditures, policy positions and oversight mechanisms. This includes both direct and indirect lobbying, including through trade associations, as well as grassroots lobbying communications.

We are co-filing on behalf of one of our clients, the John Maher Trust (the Proponent), who has continuously held, for at least one year of the date hereof, more than $2,000 of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2013 annual meeting of stockholders.

Zevin Asset Management is a co- filer for this proposal, the lead filer is AFSCME Employees Pension Plan. A representative of the filers will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,



Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management

50 Congress Street, Suite 1040, Boston, MA 02109 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Pfizer Inc. ("Pfizer") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Pfizer used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Pfizer's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Pfizer is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Pfizer sits on the board of the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012). In 2010 and 2011, the Chamber spent $198 million on lobbying. Pfizer does not disclose its trade association payments or the portions used for lobbying on its website. Absent a system of accountability, company assets could be used for objectives contrary to Pfizer's long-term interests.

Pfizer spent approximately $26.3 million in 2010 and 2011 on direct federal lobbying activities (opensecrets.org). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence state legislation. And Pfizer does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, although it is known to sit on the private enterprise board of the American Legislative Exchange Council ("ALEC") and to have made a $25,000 contribution to the 2011 ALEC annual meeting.

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 12, 2012

To Whom It May Concern:

Please find attached UBS Financial Services custodial proof of ownership statement of Pfizer (PFE) from the John Maher Trust. Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and co-filed a share holder resolution on sustainability reporting on the Trust's behalf.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Sincerely,



Sonia Kowal

Director of Socially Responsible Investing
Zevin Asset Management, LLC

50 Congress Street, Suite 1040, Boston, MA 02109 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com



UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

November 12, 2012

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 6000 shares of common stock in Pfizer (PFE) owned by the John Maher Trust ***FISMA & OMB Memorandum M-07-16***

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of PFE and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and is planning to co-file a share holder resolution on the John Maher Trust's behalf.

Sincerely,

Kelley A. Bowker

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President/Investments

Exhibit C

CONGREGATION OF DIVINE PROVIDENCE

SAN ANTONIO, TEXAS


RECEIVED
NOV 13 2012
PFIZER CORPORATE
GOVERNANCE DEPT

November 8, 2012

Matthew Lepore
Vice President and Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, New York10017

Dear Mr. Lepore:

I am writing you on behalf of the Congregation of Divine Providence, Inc. to co-file the stockholder resolution on a Report on the Lobbying Disclosure. In brief, the proposal states: Resolved, the shareholders of Pfizer Inc. request that the Board authorize the preparation of a report, updated annually, disclosing company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications; payments by Pfizer used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient; Pfizer's membership in and payments to any tax-exempt organization that writes and endorses model legislation and description of the decision making process and oversight by management and the Board for making payments.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with AFSCME. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2000 worth of Pfizer stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be John Keenan of American Federation of State, County and Municipal Employees (AFSCME) at 202-429-1232 or at jkeenan@afscme.org. John Keenan as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,



Sr. Patricia Regan, CDP
Congregation of Divine Providence
Treasurer
pregan@cdptexas.org
210-587-1150
210-431-9965 (fax)

LOBBYING DISCLOSURE

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Pfizer Inc. ("Pfizer") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Pfizer used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Pfizer's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

2. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Abbott is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Pfizer sits on the board of the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012). In 2010 and 2011, the Chamber spent $198 million on lobbying. Pfizer does not disclose its trade association payments or the portions used for lobbying on its website. Absent a system of accountability, company assets could be used for objectives contrary to Pfizer's long-term interests.

Pfizer spent approximately $26.3 million in 2010 and 2011 on direct federal lobbying activities (opensecrets.org). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence state legislation. And Pfizer does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, although it is known to sit on the private enterprise board of the American Legislative Exchange Council ("ALEC") and to have made a $25,000 contribution to the 2011 ALEC annual meeting.

A business of Morgan Stanley Smith Barney

The Quantitative Group
9311 San Pedro, Suite 1200
San Antonio, TX 78216-4458
tel 210 [illegible]
fax 210 [illegible]
toll free 800 [illegible]


RECEIVED
NOV 13 2012
PFIZER CORPORATE
GOVERNANCE DEPT

Graystone Consulting℠

November 8, 2012

Matthew Lepore
Vice President and Corporate Secretary
Pfizer, Inc.
235 East 42nd Street
New York, NY 10017

RE: Co-filing of shareholder resolution with AFSCME on Lobbying Disclosure

Dear Mr. Lepore,

As of November 8, 2012, The Congregation of Divine Providence held and has held continuously for at least one year, 2002 shares of Pfizer common stock. These shares have been held with Morgan Stanley Smith Barney, Inc. DTC# 0015.

If you need further information, please contact us at 210-366-6692.

Sincerely,

Cheryl Taylor
Registered Marketing Associate
The Quantitative Group at Graystone Consulting

W. Joseph Sammons, CIMA®
Senior Vice President - Investments
Institutional Consulting Director
tel 210 366 [illegible]
joe.sammons@morganstanleygraystone.com

Ronald Kern, CIMA®
Senior Vice President - Investments
Institutional Consulting Director
tel 210 366 6679
[illegible]@morganstanleygraystone.com

Myrteel M. Ward
Senior Vice President - Investments
Institutional Consulting Director
tel 210 366 6678
myrteel.ward@morganstanleygraystone.com

Rollins S. Rubsamen, Jr.
Senior Vice President - Investments
Institutional Consulting Director
tel 210 366 6680
rollins.rubsamen@morganstanleygraystone.com

Exhibit D




RECEIVED
NOV 13 2012
PFIZER CORPORATE
GOVERNANCE DEPT

November 2, 2012

Pfizer Inc.
235 East 42nd Street
New York, NY 10017
Attn: Matthew Lepore, Corporate Secretary

Dear Mr. Lepore,

On behalf of Pax World Mutual Funds ("Pax World"), I write to give notice that, pursuant to the 2012 proxy statement of Pfizer Inc. (the "Company"), Pax World intends to present the attached proposal (the "Proposal"), regarding the company's lobbying policies and practices, at the 2013 Annual Meeting of shareholders (the "Annual Meeting"). Pax World requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. Pax World has owned the requisite number of Pfizer Inc. shares for at least one year, continuously, and intends to hold these shares through the date on which the Annual Meeting is held. Proof of share ownership is included with this letter.

This Proposal is being co-filed with AFSCME, which serves as the lead proponent ("Lead Filer"). Pax World designates AFSCME as the Lead Filer to act on Pax World's behalf for all purposes in connection with this Proposal. The Lead Filer is specifically authorized to engage in discussions with the Company concerning the Proposal and to agree on modifications or a withdrawal of the Proposal on Pax World's behalf. In addition, Pax World authorizes Pfizer Inc. and the U.S. Securities and Exchange Commission to communicate with the above named Lead Filer, as representative of the filer group, in connection with any no-action letter or other related correspondence to this submission.

Pax World requests that, when practical, the Company include Pax World in its communications with the Lead Filer regarding this matter.

I represent that Pax World or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. Please contact Laura Huober by email at lhuober@paxworld.com or by phone at (603) 501-7354 if you have any questions regarding this matter.

Sincerely,



Joseph F. Keefe
President & CEO

Encl: Resolution Text
cc: Charles Jurgonis, Plan Secretary, AFSCME

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Pfizer Inc. ("Pfizer") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Pfizer used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Pfizer's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Pfizer is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Pfizer sits on the board of the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012). In 2010 and 2011, the Chamber spent $198 million on lobbying. Pfizer does not disclose its trade association payments or the portions used for lobbying on its website. Absent a system of accountability, company assets could be used for objectives contrary to Pfizer's long-term interests.

Pfizer spent approximately $26.3 million in 2010 and 2011 on direct federal lobbying activities (opensecrets.org). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence state legislation. And Pfizer does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, although it is known to sit on the private enterprise board of the American Legislative Exchange Council ("ALEC") and to have made a $25,000 contribution to the 2011 ALEC annual meeting.



STATE STREET.
For Everything You Invest In™

November 2, 2012

Laura Huober
Sustainability Research Analyst
Pax World Management LLC
30 Penhallow Street, Suite 400
Portsmouth, NH 03801

RE: Pfizer Inc. (717081103)

Dear Ms. Huober,

State Street Corporation acts as custodian for the assets of the Pax World portfolio(s) listed below. This letter confirms that the Pax World Fund(s) listed below has/have continuously held shares of Pfizer Inc. with Cusip 717081103 with a market value of at least $2,000 for a period of one year as of November 2, 2012.

Pfizer Inc.
717081103

PAX WORLD BALANCED FUND
367,500.000 Shares Held as of November 2, 2012
State Street ***FISMA & OMB Memorandum M-07-16***

PAX WORLD GLOBAL WOMEN'S EQUALITY FUND
25,500.000 Shares Held as of November 2, 2012
State Street ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Mark J Howcroft
Officer

Exhibit E



Benedictine Sisters

285 Oblate Drive
San Antonio, TX 78216
210-348-6704 phone
210-341-4519 fax

November 13, 2012

Matthew Lepore
Vice President and Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, New York10017

Dear Mr. Lepore:

I am writing you on behalf of the Benedictine Sisters Trust to co-file the stockholder resolution on a Report on the Lobbying Disclosure. In brief, the proposal states: Resolved, the shareholders of Pfizer Inc. request that the Board authorize the preparation of a report, updated annually, disclosing company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications; payments by Pfizer used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient; Pfizer's membership in and payments to any tax-exempt organization that writes and endorses model legislation and description of the decision making process and oversight by management and the Board for making payments.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with AFSCME. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2013 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2000 worth of Pfizer stock and intend to hold $2,000 worth through the date of the 2013 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact people for this resolution/proposal will be John Keenan of American Federation of State, County and Municipal Employees (AFSCME) at 202-429-1232 or at jkeenan@afscme.org.
John Keenan as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Sincerely,

Sr. Susan Mika OSB

Sr. Susan Mika, OSB
Corporate Responsibility Program


RECEIVED
NOV 1 2012
PFIZER CORPORATE
GOVERNANCE DEPT

LOBBYING DISCLOSURE

Whereas, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Pfizer Inc. ("Pfizer") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Pfizer used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Pfizer's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
2. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Abbott is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Pfizer sits on the board of the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012). In 2010 and 2011, the Chamber spent $198 million on lobbying. Pfizer does not disclose its trade association payments or the portions used for lobbying on its website. Absent a system of accountability, company assets could be used for objectives contrary to Pfizer's long-term interests.

Pfizer spent approximately $26.3 million in 2010 and 2011 on direct federal lobbying activities (opensecrets.org). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence state legislation. And Pfizer does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, although it is known to sit on the private enterprise board of the American Legislative Exchange Council ("ALEC") and to have made a $25,000 contribution to the 2011 ALEC annual meeting.

Exhibit F

THE
Episcopal
CHURCH


RECEIVED
NOV 15 2012
PFIZER CORPORATE
GOVERNANCE DEPT

VIA FACSIMILE 212-573-1853 AND VIA FEDERAL EXPRESS

November 15, 2012

Matthew Lepore
Vice President and Corporate Secretary; Chief Counsel, Corporate Governance
Pfizer Inc.
235 East 42nd Street
New York, New York 10017

Dear Mr. Lepore:

The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America ("Episcopal Church") is the beneficial owner of 65,950 shares of Pfizer Inc. common stock (held for the Episcopal Church by The Bank of New York/BNY Mellon).

The Episcopal Church has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to corporate lobbying activities, which we believe merit greater disclosure and transparency.

To this end, the Episcopal Church hereby co-files the attached shareholder proposal (with AFSCME) and supporting statement, which requests that the Board authorize the preparation of a report, updated annually, regarding the company's lobbying activities, for consideration at the company's 2013 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Episcopal Church will hold its shares through the 2013 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that during dialogue an agreement might be reached—allowing the Episcopal Church to withdraw the proposal.

Harry Van Buren, Staff Consultant to the Episcopal Church's Committee on Corporate Social Responsibility, can be contacted regarding the Episcopal Church's resolution filing at 505.867.0641 (telephone) or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144. John Keenan of AFSCME is authorized to act on the Episcopal Church's behalf with regard to this resolution.

Very truly yours,

Margareth Crosnier de Bellaistre

Margareth Crosnier de Bellaistre
Director of Investment Management and Banking



Lobbying Expenditures Disclosure
2013 – Pfizer, Inc.

WHEREAS, corporate lobbying exposes our company to risks that could affect the company's stated goals, objectives, and ultimately shareholder value, and
Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

RESOLVED, the shareholders of Pfizer Inc. ("Pfizer") request that the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Pfizer used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Pfizer's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Abbott is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement: As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Pfizer sits on the board of the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," Economist, April 21, 2012). In 2010 and 2011, the Chamber spent $198 million on lobbying. Pfizer does not disclose its trade association payments or the portions used for lobbying on its website. Absent a system of accountability, company assets could be used for objectives contrary to Pfizer's long-term interests.

Pfizer spent approximately $26.3 million in 2010 and 2011 on direct federal lobbying activities (opensecrets.org). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence state legislation. And Pfizer does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, although it is known to sit on the private enterprise board of the American Legislative Exchange Council ("ALEC") and to have made a $25,000 contribution to the 2011 ALEC annual meeting.

The Domestic *and* Foreign Missionary Society *of the* Protestant Episcopal Church *in the* United States *of* America
ESTABLISHED 1821 INCORPORATED 1846
815 Second Avenue – New York, New York 10017 – 800.334.7626 or 212.716.6000 – episcopalchurch.org



Exhibit G



Suzanne Y. Rolon
Director - Corporate Governance
Legal Division

Pfizer Inc
235 East 42nd Street, 19/6, New York, NY 10017-5755
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx

November 13, 2012

Mr. Joseph F. Keefe
President & CEO
Pax World Mutual Funds
30 Penhallow Street
Suite 400
Portsmouth, NH 03801

Re: Shareholder Proposal for 2013 Annual Meeting of Shareholders: Lobbying Practices, Policies and Expenditures

Dear Mr. Keefe:

This letter will acknowledge receipt on November 13, 2012 of your letter, dated November 2, 2012, to Mr. Matthew Lepore, Vice President and Corporate Secretary of Pfizer Inc., giving notice that you intend to sponsor the above proposal at our 2013 Annual Meeting of Shareholders. Based on the FedEx tracking information, your proposal was submitted on November 9, 2012.

Rule 14a-8(b) under the Securities Exchange Act provides that the proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on the proposal for at least one year, preceding and including the date the proposal is submitted, which date is November 9, 2012. Accordingly, the proof of ownership submitted to date does not satisfy Rule 14a-8.

Sufficient proof may be in the form of:

- a written statement from the record holder of your shares (usually a broker or bank) and a participant in the Depository Trust Company (DTC)[1] verifying that, at the time you submitted the proposal, you continuously held the requisite number of shares for at least one year;

  — if the broker or bank holding your shares is not a DTC participant, you will also need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming the broker or bank's ownership;

  or

- if you have filed with the Securities and Exchange Commission (SEC) a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of company shares for the one-year period.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

---

1 In order to determine if the broker or bank holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

Once we receive any response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for our 2013 Annual Meeting of Shareholders. We reserve the right to seek relief from the SEC as appropriate.

Sincerely,



Suzanne Y. Rolon

cc: Mr. Charles Jurgonis, AFSCME
Matthew Lepore, Pfizer Inc.

Attachment

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Exhibit H



Suzanne Y. Rolon
Director - Corporate Governance
Legal Division

Pfizer Inc
235 East 42nd Street, 19/6, New York, NY 10017-5755
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx

November 15, 2012

Sr. Susan Mika, OSB
Corporate Responsibility Program
Benedictine Sisters
285 Oblate Drive
San Antonio, Texas 78216

Re: Shareholder Proposal for 2013 Annual Meeting of Shareholders: Lobbying Practices, Policies and Expenditures

Dear Sr. Susan Mika:

This letter will acknowledge receipt on November 14, 2012 of your letter dated November 13, 2012 to Mr. Matthew Lepore, Vice President and Corporate Secretary giving notice that you intend to sponsor the above proposal at our 2013 Annual Meeting of Shareholders.

Rule 14a-8(b) under the Exchange Act provides that the proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on the proposal for at least one year, preceding and including November 13, 2012, the date the proponent submitted the proposal to the company.

Sufficient proof may be in the form of:

- a written statement from the record holder of your shares (usually a broker or bank) and a participant in the Depository

Trust Company (DTC)[1] verifying that, at the time you submitted the proposal, you continuously held the requisite number of shares for at least one year;

— if the broker or bank holding your shares is not a DTC participant, you will also need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming the broker or bank's ownership;

or

- if you have filed with the Securities and Exchange Commission (SEC) a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of company shares for the one-year period.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

---

[1] In order to determine if the broker or bank holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

Once we receive any response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for our 2013 Annual Meeting of Shareholders. We reserve the right to seek relief from the SEC as appropriate.

Sincerely,



Suzanne Y. Rolon

cc: John Keenan, AFSCME
Matthew Lepore, Pfizer Inc.

Attachment

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Exhibit I



Suzanne Y. Rolon
Director · Corporate Governance
Legal Division

Pfizer Inc
235 East 42nd Street, 19/6, New York, NY 10017-5755
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx

November 16, 2012

Mr. Harry Van Buren
Staff Consultant,
Committee on Corporate Social Responsibility
The Episcopal Church
4938 Kokopelli Drive NE
Rio Rancho, NM 87144

Re: Shareholder Proposal for 2013 Annual Meeting of Shareholders: Lobbying Practices, Policies and Expenditures

Dear Mr. Van Buren:

This letter will acknowledge receipt on November 15, 2012 of your letter dated November 15, 2012 to Mr. Matthew Lepore, Vice President and Corporate Secretary giving notice that you intend to sponsor the above proposal at our 2013 Annual Meeting of Shareholders.

Rule 14a-8(b) under the Exchange Act provides that the proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on the proposal for at least one year, preceding and including November 15, 2012, the date the proponent submitted the proposal to the company.

Sufficient proof may be in the form of:

- a written statement from the record holder of your shares (usually a broker or bank) and a participant in the Depository

Trust Company (DTC)[1] verifying that, at the time you submitted the proposal, you continuously held the requisite number of shares for at least one year;

— if the broker or bank holding your shares is not a DTC participant, you will also need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming the broker or bank's ownership;

or

- if you have filed with the Securities and Exchange Commission (SEC) a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of company shares for the one-year period.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

---

[1] In order to determine if the broker or bank holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

Once we receive any response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for our 2013 Annual Meeting of Shareholders. We reserve the right to seek relief from the SEC as appropriate.

Sincerely,



Suzanne Y. Rolon

cc: John Keenan, AFSCME
Matthew Lepore, Pfizer Inc.

Attachment

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Exhibit J

Shareholder Proposals

We expect the following proposals (Items 4 through 7 on the proxy card) to be presented by shareholders at the Annual Meeting. Some of the proposals contain assertions about Pfizer or other statements that we believe are incorrect. We have not attempted to refute all these inaccuracies. However, the Board of Directors has recommended a vote against these proposals for the broader policy reasons set forth following each proposal. The names, addresses and share holdings of any co-filers of these proposals, where applicable, will be supplied upon request.

ITEM 4 – SHAREHOLDER PROPOSAL REGARDING PUBLICATION OF POLITICAL CONTRIBUTIONS

Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Avenue, N.W., Suite 215, Washington, DC 20037, who represents that she owns 1,200 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"Last year the owners of shares representing 4.6% of the votes cast voted FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

Your Company's Response:

The Board of Directors believes that the Company's current disclosures provide shareholders with comprehensive information on its political contributions. Pfizer complies fully with all federal, state and local laws, including reporting requirements, governing its corporate political and Political Action Committee (PAC) contributions. Pfizer's political contributions disclosure policy provides that "[a]ll federal and state contributions and expenditures made by the Company shall be disclosed semi-annually on the Pfizer Inc. website." This includes contributions to candidates, political committees and political parties, as well as contributions related to ballot measures. The Pfizer PAC and Corporate Political Contributions Report details, by recipient and amount, Pfizer PAC and Pfizer Inc. contributions to political committees, corporate contributions made in state and local elections, and certain contributions to trade associations. The Report also identifies, by name and title, each member of the Political Contributions Policy Committee (PCPC) and Pfizer PAC Steering Committee. The PCPC oversees the day-to-day operations of the PAC, including all PAC solicitations, and the Pfizer PAC Steering Committee reviews and approves all political contribution requests.

In addition, Pfizer asks trade associations receiving $100,000 or more from the Company in a given year to report to us the portion of Pfizer dues/payments used for political expenditures/contributions. We voluntarily include this information in the Report and on our website. Prior to publication, the PAC and Corporate Political Contributions Report is presented to the Board. We encourage shareholders to view the report on our corporate website at: www.pfizer.com/about/corporate_governance/political_action_committee_report.jsp.

We regularly re-evaluate our reporting practices to ensure that the Company's disclosure practices and policies meet the needs of our shareholders and other stakeholders; as part of this process, we speak with representatives from many shareholder and stakeholder groups. In 2011, the Company adopted a policy that prohibits employees from directly making independent expenditures using corporate treasury funds. This type of expenditure, which would permit employees to expressly advocate the election or defeat of a clearly identified candidate, was the subject of the United States Supreme Court's 2010 decision in *Citizens United v. Federal Election Commission*. We adopted our policy prohibiting such payments to demonstrate our responsiveness to shareholder concerns prompted by the Supreme Court's decision.

The Board believes that adopting this proposal is not in the best interests of the Company and its shareholders and, furthermore, that the proponent's request—specifically, that these contributions be published in certain U.S., local, and national newspapers and additional shareholder reports—would be an unnecessary expenditure of corporate resources and would not be useful to shareholders.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

ITEM 5 – SHAREHOLDER PROPOSAL REGARDING ACTION BY WRITTEN CONSENT

Mr. William Steiner, 112 Abbottsford Gate, Piermont, New York 10968, who represents that he owns 12,700 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

In spite of our company trying to create the impression that it is shareholder-friendly, our company used corporate money to tilt the vote against widely-supported shareholder proposals in 2011. This included shareholder proposals for a shareholder right to act by written consent and a shareholder proposal for 10% of shareholders to call a special meeting. As a result the strong 2011 shareholder support for these topics was probably understated.

Please encourage our board to respond positively to this proposal to support improved corporate governance and financial performance: **Shareholder Action by Written Consent—Yes on 5.**

Exhibit K

SHAREHOLDER PROPOSALS

We expect the following proposals (Items 5 through 10 on the proxy card) to be presented by shareholders at the Annual Meeting. Some of the proposals contain assertions about Pfizer or other statements that we believe are incorrect. We have not attempted to refute all these inaccuracies. However, the Board of Directors has recommended a vote against these proposals for broader policy reasons, as set forth following each proposal. The names, addresses and share holdings of any co-filers of these proposals, where applicable, will be supplied upon request.

ITEM 5—SHAREHOLDER PROPOSAL REGARDING PUBLICATION OF POLITICAL CONTRIBUTIONS

Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Avenue, N.W., Suite 215, Washington, DC 20037, who represents that she owns 1,200 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"If you AGREE, please mark your proxy FOR this resolution."

YOUR COMPANY'S RESPONSE:

The Board believes that the Company's current disclosures provide shareholders with comprehensive information on its political contributions. Pfizer complies fully with all federal, state and local laws and reporting requirements governing its Political Action Committee (PAC) and corporate political contributions. Pfizer's Political Disclosure Policy provides that, "All federal and state contributions and expenditures made by the Company shall be disclosed semi-annually on the Pfizer Inc. website." This includes contributions to candidates as well as to political committees, ballot measures and political parties. The Pfizer PAC and Corporate Political Contributions Report details, by recipient and amount, Pfizer PAC and Pfizer Inc. contributions to political committees, corporate contributions made in state and local elections, and certain contributions to trade associations. The report also identifies, by name and title, each member of the Political Contributions Policy Committee and Pfizer PAC Steering Committee, the two committees that make political contribution decisions.

In addition, Pfizer requests that trade associations receiving $100,000 or more from the Company in a given year report the portion of Pfizer dues/ payments used for political expenditures/contributions. This information, provided voluntarily on our part, is also included in the report and disclosed on our corporate website. Prior to publication, the PAC and Corporate Political Contributions Report is presented to the Board of Directors. We encourage shareholders to view the report on our corporate website

at: www.pfizer.com/about/corporate_governance/
political_action_committee_report.jsp.

The Company re-evaluates its reporting practices continuously to ensure that its disclosure and policies meet the needs of its shareholders and all stakeholders. Most recently, the Company adopted a policy that prohibits employees from directly making independent expenditures using corporate treasury funds. This type of expenditure, which expressly advocates the election or defeat of a clearly identified candidate, was the subject of the United States Supreme Court's decision in *Citizens United v. Federal Election Commission* in 2010. We adopted this policy to demonstrate our responsiveness to shareholder concerns prompted by the United States Supreme Court's decision.

The Board of Directors believes that adopting this proposal is not in the best interests of the Company and its shareholders. It believes that the additional information requested by the proponent, specifically to publish these contributions in certain U.S., local, and national newspapers and to provide separate shareholder reports about them, would be an unnecessary expenditure of corporate resources and would not be useful to shareholders.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

ITEM 6—SHAREHOLDER PROPOSAL REGARDING PUBLIC POLICY INITIATIVES

National Legal and Policy Center, 107 Park Washington Court, Falls Church, Virginia 22046, which represents that it owns 150 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

WHEREAS:

Pfizer's primary responsibility is to create shareholder value. The Company should pursue legal and ethical means to achieve that goal, including identifying and advocating legislative and regulatory public policies that would advance Company interests and shareholder value in a transparent and lawful manner.

RESOLVED: The shareholders request the Board of Directors, at reasonable cost and excluding confidential information, report to shareholders annually on the Company's process for identifying

Exhibit L

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 26, 2012

PFIZER INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-3619**	**13-5315170**
(State or other Jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
235 East 42nd Street **New York, New York** (Address of principal executive offices)		**10017** (Zip Code)

Registrant's telephone number, including area code:

(212) 733-2323

Not Applicable
(Former Name or Former Address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the obligation of the registrant under any of the following provisions:

[ ] Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders

(a) Pfizer's Annual Meeting of Shareholders was held on April 26, 2012.

(b) Shareholders voted on the matters set forth below.

1. The nominees for election to the Board of Directors were elected, each for a one-year term, based upon the following votes:

Nominee	Votes For	Votes Against	Abstentions	Broker Non-Votes
Dennis A. Ausiello	5,237,792,339	44,427,736	16,200,247	941,266,186
M. Anthony Burns	5,195,193,778	86,955,169	16,273,232	941,266,186
W. Don Cornwell	5,138,452,279	138,258,325	21,710,058	941,268,156
Frances D. Fergusson	5,209,177,936	67,697,761	21,544,464	941,268,156
William H. Gray, III	5,144,354,646	131,959,395	22,108,002	941,266,186
Helen H. Hobbs	5,224,438,298	52,512,871	21,466,766	941,266,186
Constance J. Horner	5,190,908,220	86,614,493	20,899,900	941,266,186
James M. Kilts	5,152,407,085	125,802,968	20,203,024	941,268,156
George A. Lorch	5,195,217,758	81,410,083	21,791,120	941,266,186
John P. Mascotte	5,231,292,675	50,800,658	16,329,166	941,266,186
Suzanne Nora Johnson	5,198,479,329	79,113,151	20,825,271	941,268,156
Ian C. Read	5,091,227,906	189,617,720	17,576,937	941,266,186
Stephen W. Sanger	5,235,140,418	46,353,659	16,928,527	941,266,186
Marc Tessier-Lavigne	5,244,156,515	32,729,519	21,530,656	941,266,186

2. The proposal to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2012 was approved based upon the following votes:

Votes for approval	6,156,233,493
Votes against	65,519,014
Abstentions	17,934,694
Broker Non-Votes	N/A

3. The proposal to approve, on an advisory basis, the compensation of the Company's Named Executive Officers was approved based upon the following votes:

Votes for approval	5,074,328,710
Votes against	174,412,746
Abstentions	49,669,469
Broker-Non Votes	941,268,156

4. The shareholder proposal regarding publication of political contributions was not approved based upon the following votes:

Votes for approval	204,684,969
Votes against	4,780,810,687
Abstentions	312,898,432
Broker-Non Votes	941,269,799

5. The shareholder proposal regarding action by written consent was not approved based upon the following votes:

Votes for approval	2,623,725,971
Votes against	2,624,253,841
Abstentions	50,392,663
Broker non-votes	941,307,778

6. The shareholder proposal regarding special shareholder meetings was not approved based upon the following votes:

Votes for approval	2,078,249,503
Votes against	3,180,552,583
Abstentions	39,576,219
Broker non-votes	941,307,778

7. The shareholder proposal regarding an advisory vote on director pay was not approved based upon the following votes:

Votes for approval	288,756,654
Votes against	4,859,908,501
Abstentions	149,735,642
Broker non-votes	941,269,799

(c) Not applicable
(d) Not applicable.

SIGNATURE

Under the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the authorized undersigned.

PFIZER INC.

By: /s/ Matthew Lepore
Matthew Lepore
Title: Vice President & Corporate Secretary

Dated: April 27, 2012